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SEC 09040127 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave. Suite A
(No. and Street)

Dyersburg (City) Tennessee (State) 38024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Hopper 731-285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church St. (Address) Dyersburg (City) TN (State) 38024 (Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC 103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, J. Thomas Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Financial Plus, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EXPIRATION DATE 03-19-2011

PATRICIA J. MOORE STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF DYER

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying statements of financial condition of First Citizens Financial Plus, Inc., (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinate to general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2009

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 235,513	$ 208,608
Certificates of deposit	900,000	901,062
Accrued interest receivable	1,779	6,866
Prepaid expense	6,350	12,350
Commissions receivable	70,379	103,670
Total Current Assets	1,214,021	1,232,556
Fixed Assets		
Furniture and equipment, net	83,958	99,289
TOTAL ASSETS	**$ 1,297,979**	**$ 1,331,845**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued taxes	$ 75,730	$ 20,865
Accrued commissions	37,516	39,885
Other liabilities	53,329	73,988
Total Current Liabilities	166,575	134,738
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2008 and 2007	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	649,654	715,357
Total Stockholders' Equity	1,131,404	1,197,107
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,297,979**	**$ 1,331,845**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
Income		
Commissions earned	$ 1,473,132	$ 1,565,362
Interest income	42,147	45,708
Miscellaneous	8,600	43,383
Total Income	1,523,879	1,654,453
Expenses		
Salaries and employee benefits	487,798	505,618
Commissions	442,212	477,732
Occupancy expenses	63,252	59,762
Depreciation	18,144	21,041
Office expenses	12,103	14,429
Advertising	57,296	42,085
Affiliation fees	55,946	49,254
Other fees	10,542	18,553
Computer services	23,186	26,955
Regulatory costs	13,681	26,499
Professional services	13,279	9,426
Dues and subscriptions	5,555	8,404
Repair and maintenance	5,396	5,418
Travel and seminars	2,388	8,089
Other expenses	3,939	2,032
Total Expenses	1,214,717	1,275,297
Income before income taxes	309,162	379,156
Provision for income tax expense	124,865	152,862
Net Income	**$ 184,297**	**$ 226,294**
Earnings per share	**$ 228.37**	**$ 280.41**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2007	$ 201,750	$ 280,000	$ 489,063	$ 970,813
Comprehensive income				
Net income			226,294	226,294
Balance - December 31, 2007	201,750	280,000	715,357	1,197,107
Comprehensive income				
Cash dividends paid			**(250,000)**	**(250,000)**
Net income			**184,297**	**184,297**
Balance - December 31, 2008	**$ 201,750**	**$ 280,000**	**$ 649,654**	**$ 1,131,404**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
Years Ended December 31, 2008 and 2007

	2008	2007
Total Liabilities	$ 166,575	$ 134,738
Liabilities Subordinate to General Creditors	$	

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Operating Activities		
Net income	$ 184,297	$ 226,294
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	18,144	21,041
Decrease in other assets		6,998
Decrease in accrued interest receivable	5,087	5,337
Decrease in prepaid expenses	6,000	9,673
Decrease (increase) in commissions receivable	33,291	(61,283)
Increase in accrued taxes	54,865	20,865
Increase (decrease) in accrued commissions	(2,369)	19,292
Increase (decrease) in other liabilities	(20,659)	22,258
NET CASH PROVIDED BY OPERATING ACTIVITIES	**278,656**	**270,475**
Investing Activities		
Purchase of fixed assets	(2,813)	
Investment in certificates of deposit	1,062	(95,851)
NET CASH USED BY INVESTING ACTIVITIES	**(1,751)**	**(95,851)**
Financing Activities		
Cash dividends paid	(250,000)	
NET CASH USED BY FINANCING ACTIVITIES	**(250,000)**	
INCREASE IN CASH AND CASH EQUIVALENTS	26,905	174,624
Cash and cash equivalents at beginning of year	208,608	33,984
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 235,513**	**$ 208,608**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 70,000**	**$ 125,000**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Company began operations on June 3, 1985. In December 1988, the Company was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee. As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2008 and 2007, the Company is in good standing with the Securities Information Center.

Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting. Certain balances have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2008 and 2007, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2008	2007
Furniture and equipment	$ 270,942	$ 268,129
Less: accumulated depreciation	186,984	168,840
	$ 83,958	$ 99,289

Note 4 - Employee Stock Ownership Plan and 401(k) Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The plans provide for a contribution annually not to exceed 25 percent of the total compensation of all participants and affords eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to three percent (3%) of total eligible compensation to the 401(k) Plan and seven percent (7%) of total eligible compensation to the employee stock ownership plan (ESOP). Total eligible compensation for both plans consists of total compensation subject to income tax. Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS. Participants may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Cash contributions to the 401(k) Plan for the years ended December 31, 2008 and 2007 were $73,183 and $74,010, respectively. Cash contributions to the 401(k) and ESOP Plan are reported in Salaries and Employee Benefits on the Statement of Income.

Note 5 - Significant Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2008 and 2007, First Citizens Financial Plus, Inc. had deposits in the amount of $169,940 and $112,946, respectively, which were not insured.

Note 6 – Fair Value of Financial Instruments

The Company's financial instruments include cash, certificates of deposit, commissions receivable, accrued taxes and commissions, along with other receivables and liabilities. The Company estimates that the fair value of these financial instruments at December 31, 2008 does not differ materially from the carrying values of such financial instruments recorded in the accompanying statement of financial condition.

Note 7 - Obligation of Lease Payable

Beginning July 1, 2005, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. After five years First Citizens National Bank will have the option to renew the lease for an additional 5 year period at the same rental amount, then the lease agreement can be renewed for an additional five years for a rental fee of $2,460 per month commencing on July 1, 2015.

Future lease payments are as follows:

2009	$ 22,200
2010	22,200
2011	22,200
2012	22,200
2013	22,200
	$ 111,000

Note 8 – Related Party Transaction

During the year ended December 31, 2005, First Citizens Financial Plus, Inc., entered into a lease agreement for office space with two members of the Board of Directors. As of January 1, 2009, this office building was sold to an independent third party. Lease payments to this outside party will continue as specified in Note 7.

Note 9 – NASD Consolidation Member Payment

Included in miscellaneous income on the Statements of Income for the year ended December 31, 2007 is a one-time NASD consolidation member payment of $35,000.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2008 and 2007

	2008	2007
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 1,131,404	$ 1,197,107
Net Capital Requirement -		
Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,081,404**	**$ 1,147,107**
Aggregate Indebtedness		
Accrued liabilities	$ 166,575	$ 134,738
Total Indebtedness	**$ 166,575**	**$ 134,738**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 1,131,404	$ 1,197,107
Less: adjustment for non-allowable items:		
Other assets	8,113	23,082
Furniture and fixtures	83,958	99,289
Haircuts on securities	6,528	5,863
Net Capital	1,032,805	1,068,873
Net Capital Requirement -		
Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 982,805**	**$ 1,018,873**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 1,032,805	$ 1,068,873
Net Capital	**$ 1,032,805**	**$ 1,068,873**
Aggregate Indebtedness		
Accrued liabilities	**$ 166,575**	**$ 134,738**
Ratio: Aggregate Indebtedness/Net Capital	16.13%	12.61%

See independent auditors' report.

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements of First Citizens Financial Plus, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2009

ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

February 23, 2009

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

Members of the Board:

We have recently completed our annual audit of the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2008, and we have submitted our report of that examination dated February 23, 2009. During our audit, we reviewed general operations and internal controls in effect. We have concluded that internal controls are adequate for the protection of the Company's assets and to insure the accurate recording of its transactions.

We appreciate the cooperation of bank personnel during our engagement, and we look forward to serving you again in the future.

Alexander Thompson Arnold PLLC

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2008 and 2007